UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held on Wednesday, December 10, 2025, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Board” or the “Directors”). All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Resolutions	Votes For	%	Votes Against	%	Votes Total	Abstentions
Ordinary Resolutions
1	To receive and adopt the Company’s annual accounts for the financial year ended June 30, 2025 and the associated reports of the Directors and auditors (the “2025 Annual Report and Accounts”).	144,631,847	99.92	115,795	0.08	145,281,086	533,444
2	To approve the Directors’ Remuneration Report (other than the Directors’ Remuneration Policy referred to in resolution 3 below) contained in the 2025 Annual Report and Accounts.	117,628,048	92.54	9,485,078	7.46	145,281,086	18,167,960
3	To approve the Directors’ Remuneration Policy set out on pages 131 to 142 (inclusive) within the Directors’ Remuneration Report contained in the 2025 Annual Report and Accounts.	126,363,891	99.41	743,795	0.59	145,281,086	18,173,400
4	To re-appoint PricewaterhouseCoopers LLP as the Company’s auditor to act as such until the conclusion of the next general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 are complied with.	144,936,048	99.97	44,124	0.03	145,281,086	300,914
5	To authorize the Board to determine the auditor’s remuneration.	144,692,314	99.95	77,624	0.05	145,281,086	511,148
6	To re-elect Mr. J Cotterell as a Director.	144,132,641	99.57	622,555	0.43	145,281,086	525,890
7	To re-elect Mr. M Thurston as a Director.	141,027,450	97.43	3,726,443	2.57	145,281,086	527,193
8	To re-elect Mr. P Butcher as a Director.	127,776,082	99.74	331,415	0.26	145,281,086	17,173,589
9	To re-elect Ms. S Connal as a Director.	127,727,784	99.70	379,936	0.30	145,281,086	17,173,366
10	To re-elect Mr. B Druskin as a Director.	127,526,896	99.53	600,803	0.47	145,281,086	17,153,387
11	To re-elect MS. K Hollister as a Director.	127,707,231	99.67	420,799	0.33	145,281,086	17,153,056
12	To re-elect Mr. D Pattillo as a Director.	127,792,810	99.74	335,641	0.26	145,281,086	17,152,635
13	To re-elect Mr. T Smith as a Director.	123,876,614	96.68	4,251,429	3.32	145,281,086	17,153,043

The full text of each resolution passed at the Annual General Meeting held on Wednesday, December 10, 2025 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at
investors.endava.com/financials/AGM. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571, 333-282207 and 333-290043), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 11, 2025	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer